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      TTI Telecom Announces Internal Investigation of Telesens Acquisition

Rosh Ha'ayin, Israel, January 28, 2009 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that it has received a written complaint from Mr. Eduard Rubin, the former key shareholder of Telesens LLC, a Ukraine software house that was acquired by TTI Telecom in January 2008, alleging, among other things, that Mr. Moti Lipshes, an RBU (Region Business Unit) manager in TTI Telecom, who is also the son of Mr. Meir Lipshes, the Chairman and CEO of TTI Telecom, received improper commissions from Mr. Rubin with respect to the acquisition of Telesens.


The Audit Committee and Board of Directors of TTI Telecom are scheduled to meet shortly in order to investigate this matter and decide on further course of action.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.


For more information, please visit www.tti-telecom.com

Rebecca (Rivi) Aspler
Investor Relations Manager
TTI Telecom
T:  +972-3-926-9093
M: +972-54-777-9093
F:  +972-3-926-9574
rebecca.aspler@tti-telecom.com